Exhibit 99.1

Cardiome Announces Changes to Senior Management Team

NASDAQ: CRME TSX: COM

VANCOUVER, March 26, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ:CRME) (TSX:COM) today announces changes to the company's senior management team. William Hunter, M.D., previously interim Chief Executive Officer and Director, has been appointed full time President and Chief Executive Officer;  Karim Lalji has been promoted from Senior Vice President of Commercial Affairs to Chief Commercial Officer; and Sheila Grant has been hired as Chief Operating Officer.

"We are pleased with what Bill Hunter has accomplished in the last six months including Cardiome's restructuring and managing the return of vernakalant from our previous partner, Merck & Co.," said Bob Rieder, Cardiome's Chairman of the Board. "With Bill's previous experience in managing a successful commercial organization at Angiotech Pharmaceuticals, we have every confidence in his leadership to move Cardiome forward as a commercial stage entity."

"Both Karim and Sheila have played pivotal roles in vernakalant's development and achievements to date," said William Hunter, M.D., Cardiome's President and CEO. "Karim's experience in successfully launching pharmaceutical products coupled with Sheila's extensive knowledge of vernakalant will be instrumental to the company's future success."

Prior to Cardiome, Dr. Hunter co-founded Angiotech Pharmaceuticals in 1992 and assumed the position of Chief Executive Officer in 1997 when Angiotech was a venture-stage, private, pre-clinical company with less than 50 employees.  He led Angiotech through 3 rounds of private equity financing, the initial public offering and listing on the Toronto Stock Exchange and NASDAQ, over $1 billion in equity and debt financings, a debt restructuring and 8 separate corporate acquisitions.  During that time, Angiotech grew to become a profitable, diversified, healthcare company with over 1,400 employees, several thousand commercially available products, and 12 facilities in 5 countries. Dr. Hunter, a physician by training, served as a practicing physician in British Columbia for 5 years.

Mr. Karim Lalji has served as Cardiome's SVP Commercial Affairs since 2007. As Chief Commercial Officer, he will be responsible for overseeing the commercialisation of BRINAVESS™ in Europe and other markets worldwide amongst other commercial and corporate business development related activities. Prior to Cardiome, Mr. Lalji was previously Vice President of Business Strategy and New Product Commercialization at Sepracor, Inc. A key achievement at Sepracor, Inc. was his leadership in the development and launch of Lunesta® (eszopiclone) for the treatment of insomnia. Mr. Lalji's earlier experience includes ten years with Merck & Company, where he led several successful product launches including Crixivan® for HIV/AIDS and Fosamax® Once Weekly for osteoporosis. Mr. Lalji holds a Science Masters in Health and Policy Management from Harvard University.

Ms. Sheila Grant was most recently Cardiome's VP of Product Development, with responsibility for the overall management of the vernakalant IV and oral programs. She has overseen the development of vernakalant from its initial pre-clinical studies through to commercialization. Ms. Grant's past roles at Cardiome have included Vice President, Commercial Affairs and Director of Business & Clinical Development. Prior to joining Cardiome, Ms. Grant acted as business consultant to De Novo Enzyme Corporation and Coopers & Lybrand. Ms. Grant also worked in research and development, production, and quality assurance with Schering Agrochemicals U.K., Wellcome Biotechnologies U.K. and Serono Diagnostics U.K. respectively. Ms. Grant holds an MBA degree from Simon Fraser University.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 19:24e 26-MAR-13